Exhibit 99.1

Lizhan Environmental Corporation Reports Second
Quarter Fiscal Year 2012 Unaudited Financial Results

ZHEJIANG, CHINA – June 7, 2012 - Lizhan Environmental Corporation ("Lizhan" or the "Company") (Nasdaq: LZEN - News), one of China's leading manufacturers of eco-friendly fabrics made from patented technologies, announced today its second quarter and six-month unaudited results for the fiscal year ended September 30, 2012.

Financial Summary

$mill USD	Three months ended March 31, 2012	Three months ended March 31, 2011	% Chg.	Six months ended March 31, 2012	Six months ended March 31, 2011	% Chg.
Net Sales	$5.3	$5.9	-10%	$12.8	$16.7	-23%
Gross Profit	$0.6	$1.2	-50%	$0.9	$4.3	-79%
Operating (loss)/ Income	$-0.7	$-0.4	-75%	$-1.9	$1.7	-212%
Net (loss)/ Income	$-1.1	$-0.3	-267%	$-2.5	$1.9	-232%
EPS	$-0.08	$-0.03	-167%	$-0.18	$0.15	-220%

Three months Ended March 31, 2012 Financial Results (Unaudited)

Net Sales

Net Sales for the three months ended March 31, 2012 were $5.3 million, a 10% decline from $5.9 million in the same period of fiscal 2011. Sales of recycled leather flocked fabrics decreased 3% to $3.9 million due to lower orders from domestic and international customers.

Lizhan started to sell the Colgre Products in the third quarter of 2011– previously known as Evergreen Products. The Company then started to increase production of its Colgre Products in first quarter of 2012. In the second quarter of 2012, approximately 20,168 meters were produced and sold, resulting in sales of approximately $0.2 million.

Gross Profit

Gross profit was $0.6 million compared to $1.2 million for the same quarter in 2011. The 50% decline was a result of lower production volumes, rising raw materials, manufacturing and labor costs. Gross margins were 11% and 20% in the three months ended March 31, 2012 and 2011, respectively, due primarily to our inability to offset increases in raw materials and labor costs with higher prices.

Operating Expenses

Operating expenses decreased from $1.6 million to $1.3 million due to a 29% decline in general and administrative expenses. Research and development expenses increased to $0.1 million in the second quarter of 2012 from $0.02 million in the same period in 2011.

Net Income

Lizhan incurred a $1.1 million loss attributable to common shareholders in the three months ended March 31, 2012 compared to a $0.3 million net loss in the three months ended March 31, 2011 due to lower sales and higher expenses. Net loss per diluted share was $0.08 based on 13.6 million weighted average shares outstanding in the second quarter of 2012 compared to $0.03 and 13.6 million in the same period last year, respectively.

Six months Ended March 31, 2012 Financial Results (Unaudited)

The Company produced and sold approximately 3.4 million meters of fabric in the six months ended March 31, 2012, down 2.3 million meters from 5.7 million meters in the corresponding period in 2011. Domestic sales fell by approximately 27%, representing 60% of total sales, and sales to international customers decreased by 17%, representing 40% of sales.

Net Sales

Net sales for the six months ended March 31, 2012 were $12.8 million, down 23% from $16.7 million in the first six months of fiscal year 2011.  Sales of the lower margin ultrasuede leather products decreased by 23% to $2.9 million due to management’s ongoing efforts to reallocate capital to its higher margin businesses such as recycled leather flocked fabric and Colgre Products. Recycled leather flocked fabric sales dropped 21% to $9.4 million. Lizhan sold $0.3 million of Colgre Products in the first half of fiscal year 2012.

For the first six months of fiscal year 2012, the Company sold 29,217 meters of Colgre Products. Currently the daily production rate is approximately 3,000 meters. Lizhan is making modifications to the equipment in order to achieve maximum production capacity of 5,000 meters per day.

Gross Profit

Gross profit for the six months ended March 31, 2012 were $0.9 million or 7.0% of sales compared to $4.3 million or 26% of sales in the same period in fiscal year 2011, respectively.

Operating Expenses

Total operating expenses increased 10% over the same period a year ago to $2.8 million. General and administrative expenses were down 1% in the six months ended March 31, 2012 due to efforts by management to control expenses. The Company had an operating loss of $1.9 million in the first six months of fiscal year 2012.

Net Income

Net income attributable to common shareholders declined from $1.9 million of net income to a $2.5 million net loss for the six months ended March 31, 2012. The fully diluted earnings per share were -$0.18 and $0.15 in the first six months of 2012 and 2011, respectively.

Balance Sheet and Cash Flow Statement

The Company had $0.5 million in cash and $2.1 million in restricted cash at March 31, 2012 compared to $1.2 million and $1.3 million, respectively, at September 30, 2011. Accounts receivable and days sales outstanding were $4.2 million and 75 days at March 31, 2012 compared to $6.3 million and 73 days for the corresponding period a year ago, respectively.

The Company has a working capital deficiency of approximately $13 million at March 31, 2012. Cash from operations for the six months ended March 31, 2012 was a net outflow of approximately $0.8 million compared to a net cash outflow from operations of $5.7 million in the first six months of fiscal year 2011. The Company spent approximately $1.3 million on capital expenditures in the first half of fiscal year 2012 compared to total capital expenditures of $6.6 million in fiscal year 2011. The reason for the year-over-year decline in capital expenditures is completion of its Colgre Products production facility in March 2011.

Lizhan expects to finance its operations and working capital through cash generated from operations, bank loans and lines of credit, and proceeds from bank acceptance notes. The Company had approximately $24.7 million short-term loans and $4.2 million bank acceptance notes payable at March 31, 2012 compared to $21 million and $2.6 million, respectively, at September 30, 2011. Shareholder equity was $26.2 million, down from $28.5 million at September 30, 2011.

About Lizhan Environmental Corporation
Lizhan Environmental Corporation is one of China's leading manufacturers of eco-friendly fabrics whose products are developed with patented technology that regenerates collagen fiber from leftover cuttings, pieces and trimmings of genuine leather. The Company's products are mainly used in furniture, garments and other consumer applications. For more information about Lizhan Environmental Corporation, please visit www.lzencorp.com.

Safe Harbor Statements
This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks outlined in the Company's public filings with the Securities and Exchange Commission, including the Company's annual report on 20F, as amended. Some of risks inherent in an investment in our company include, but are not limited to, our limited operation history, our need to maintain sufficient levels of liquidity and working capitals, the potential need to reduce our expansion plans, price inflation in the PRC, difficulties in developing and selling our new Colgre Products, seasonal patterns in our business, protection of our intellectual property and the risk of infringing the intellectual property of others, customer decisions to discontinue purchasing our products, and restrictions imposed by Chinese regulations, including every policies.  All information provided in this press release is as of April 2, 2012. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts:
Company:
Lizhan Environmental Corporation
Eileen Liu, Investor Relations Manager
Email:         ir@lezncorp.com
Phone:       +011-86-573-8862-268

Investor Relations:
MZ North America
Ted Haberfield, President
Email:         thaberfield@mzgroup.us
Phone:       +1-760-755-2716

Financial Tables to Follow:

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED BALANCE SHEETS
( IN US DOLLARS)

	March 31, 2012	September 30, 2011
	(Unaudited)

Assets
Current assets
Cash	$503,214	$1,231,233
Restricted cash	2,129,418	1,285,671
Accounts receivable, net	4,190,865	6,303,572
Inventories	16,642,951	13,008,891
Value added tax receivable	1,415,806	1,185,057
Prepaid expenses and other current assets	3,270,805	3,038,835
Total current assets	28,153,059	26,053,259

Other assets
Property, plant and equipment, net	34,948,048	34,094,191
Land use rights	1,682,478	1,680,335
Intangible assets, net	579,583	595,833
Deposits for plant and equipment	329,515	188,883
Security deposit and prepaid rent	1,668,430	1,941,447
Total other assets	39,208,054	38,500,689

Total assets	$67,361,113	$64,553,948

Liabilities and stockholders' equity
Current liabilities
Accounts payable	$10,028,152	$7,696,159
Bank acceptance notes payable	4,208,019	2,571,338
Short-term loans	24,708,218	20,978,363
Accrued expenses and other payables	1,535,036	531,717
Payable for construction of building and machinery	309,147	399,961
Income taxes payable	63,876	183,782
Amounts due to director	319,809	-
Total current liabilities	41,172,257	32,361,320
Long-term loans	-	3,684,541

Total liabilities	41,172,257	36,045,861

Stockholders' equity
Common stock, $0.32 par; 31,250,000 shares authorized, 13,643,750
shares issued and outstanding	4,366,000	4,366,000
Additional paid-in capital	7,665,752	7,665,752
Statutory reserves	1,558,079	1,558,079
Retained earnings	9,926,624	12,418,347
Accumulated other comprehensive income	2,381,928	2,053,437
Total Lizhan stockholders’ equity	25,898,383	28,061,615

Less: Non-controlling interest	290,473	446,472

Total equity	26,188,856	28,508,087

Total liabilities and stockholders' equity	$67,361,113	$64,553,948

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
( IN US DOLLARS)

	For the Three Months		For the Six Months
	Ended March 31,		Ended March 31,
	2012	2011	2012	2011

NET SALES	$5,272,067	$5,909,781	$12,826,312	$16,718,332

Cost of sales	4,667,079	4,701,337	11,938,183	12,448,030

Gross profit	604,988	1,208,444	888,129	4,270,302

Operating expenses:
General and administrative expenses	946,673	1,329,704	2,029,210	2,048,333
Research and development expenses	113,110	20,497	330,331	32,203
Selling and marketing expenses	224,298	253,198	449,616	472,037
Total operating expenses	1,284,081	1,603,399	2,809,157	2,552,573

Operating (loss) income	(679,093)	(394,955)	(1,921,028)	1,717,729

Other income (expenses):
Other income	2,997	165,876	215,976	733,151
Exchange loss	(14,793)	(34,909)	(33,916)	(86,253)
Interest income	4,243	4,441	6,838	6,850
Interest expense	(466,460)	(61,680)	(907,013)	(73,581)
Other expenses, net	(5,494)	(66,688)	(13,692)	(155,066)
Total other (loss) income, net	(479,507)	7,040	(731,807)	425,101

(Loss) Income before income taxes	(1,158,600)	(387,915)	(2,652,835)	2,142,830

Income tax expense	-	(21,736)	-	(335,522)

Net (loss) income before allocation of non-controlling interest	(1,158,600)	(409,651)	(2,652,835)	1,807,308

Net loss attributable to non-controlling interest	61,203	60,989	161,112	82,316

Net (loss) income attributable to the stockholders	(1,097,397)	(348,662)	(2,491,723)	1,889,624

(Loss) Earnings per common share
- Basic and fully diluted	$(0.08)	$(0.03)	$(0.18)	$0.15

Weighted average number of common shares outstanding
- Basic and fully diluted	13,643,750	13,643,750	13,643,750	12,980,767

See accompanying notes to consolidated financial statements.

LIZHAN ENVIRONMENTAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(IN US DOLLARS)
	For the Six Months
	Ended March 31,
	2012	2011

Cash flows from operating activities:
Net (loss) income	$(2,652,835)	$1,807,308
Add net loss attributable to non-controlling interest	161,112	82,316

Net (loss) income attributable to the Stockholders	(2,491,723)	1,889,624
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation of property, plant and equipment	736,064	353,229
Amortization of intangible assets	16,250	16,291
Amortization of land use rights	19,265	18,422
Bad debt expenses	181,701	-
Loss on disposal	-	14,479
Recognition of noncash deferred income from exclusive distribution right
granted by the Company to a customer	-	(111,451)
Non-controlling interest	(161,112)	(82,316)

Changes in assets and liabilities:
Accounts receivable	2,003,532	1,120,269
Inventories	(3,454,681)	(5,633,939)
Prepaid expenses and other current assets	(21,894)	71,715
Accounts payable	2,225,414	636,659
Accrued expenses and other payables	208,638	(173,626)
Increase in security deposit and prepaid rent	296,741	(2,157,125)
Income tax payable	(121,806)	(513,325)
Value added tax	(214,809)	(1,148,671)

Net cash provided by (used in) operating activities	(778,420)	(5,699,765)

Cash flows from investing activities:
Increase in restricted cash	(824,276)	(1,274,624)
Proceeds from sale of property, plant and equipment	-	6,052
Payment for purchase of plant and equipment	(1,301,409)	(6,631,702)

Net cash used in investing activities	(2,125,685)	(7,900,274)

Cash flows from financing activities:
Proceeds from short term bank loans	17,007,610	5,749,039
Repayment of short term bank loans	(13,558,624)	(12,330,176)
Proceeds from long term bank loans	-	9,606,947
Repayment of long term bank loans	(3,717,943)	-
Proceeds from bank acceptance notes payable	4,192,573	4,575,025
Repayment to acceptance notes payable	(2,594,649)	(2,171,019)
Payment of amount due to contractors for building and machinery	(95,575)	-
Sale of Common Stock for cash, net of offering stocks of 2.5 million	-	7,526,168
Advance from a stockholder and director	318,635	-
Loan to thrid party	(468,145)	-
Repayment of loan to thrid party	298,226	-
Loan from thrid party	1,129,622	-
Repayment of loan from thrid party	(344,634)	-

Net cash provided by financing activities	2,167,096	12,955,984

Effect on change of exchange rates	8,990	103,078

Net decrease in cash	(728,019)	(540,977)
Cash at the beginning of period	1,231,233	2,597,366
Cash at the ending of period	$503,214	$2,056,389

Non-cash investing and financing transactions:
Payable due to contractors for construction of building and machinery	$-	$22,770

Supplemental disclosures of cash flow information:
Cash paid for interest	$938,217	$447,428
Cash paid for profit tax	$121,806	$848,847

See accompanying notes to the consolidated financial statements.